FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

July 23, 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒                       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:                                        Press release dated July 23, 2003 announcing Transgene’s Adeno-Interferon
Gamma Product Candidate Receives Orphan Drug Designation in Europe

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 23, 2003	Transgene S.A.

		By:	/s/ Philippe PONCET
Philippe PONCET Chief Financial Officer

CONTACT:

Transgene	Cohn & Wolfe	Euro RSCG C&O
Patrick Squiban, M.D.	Julio Cantre	Marie-Carole de Groc
V.P., Medical & Regulatory Affairs + 33 (0) 3 88 27 92 08	+1 (212) 798 9779	+33 (0)1 58 47 95 07

Transgene’s Adeno-Interferon Gamma Product Candidate Receives

Orphan Drug Designation in Europe

Strasbourg, France, July 23, 2003 – Transgene (Nouveau Marché: FR0005175080 – Nasdaq: TRGNY) announced today that the European Commission has approved the designation of Transgene’s immunotherapy product candidate Adeno-Interferon gamma (Ad-IFNγ) as an “Orphan Medicinal Product” for the treatment of cutaneous T-cell lymphoma (CTCL), following the positive opinion of the Committee for Orphan Medicinal Products (COMP) of the European Agency for the Evaluation of Medicinal Products (EMEA).

The Committee for Orphan Medicinal Products of the EMEA found that Transgene’s Ad-IFNγ may be of significant benefit to patients affected by CTCL, particularly with respect to improved efficacy based on preliminary clinical results.

The European orphan drug designation promotes development of drugs to treat rare diseases or life-threatening conditions by providing marketing exclusivity to approved orphan products for ten years following regulatory approval, as well as protocol assistance by the EMEA for the development of the product.

“This European orphan drug designation may allow patient access to an improved therapy within an accelerated timeframe,” stated Patrick Squiban, M.D., Transgene Vice-President for Medical and Regulatory Affairs. “It will give us the opportunity to interact with the regulatory authorities for the preparation of an optimized clinical development plan.”

 “This designation is very encouraging for supporting further development of our Ad-IFNγ product as well as for validating our gene-based immunotherapy approach,” added Jean-François Carmier, Chief Executive Officer of Transgene.

About Cutaneous T-Cell Lymphoma (CTCL) :

CTCL encompasses a spectrum of diseases defined by a malignant clonal proliferation of cutaneous lymphocytes. With a prevalence of six patients per 100,000 people in European countries, CTCL ranks second to melanoma as the most frequent dermatologic life-threatening diseases. CTCL is characterized by its heterogeneity of clinical presentations, prognoses and therapeutic options.

Due to their heterogeneity, there are no universally applicable guidelines available for the treatment of cutaneous T-Cell lymphomas. In contrast with the excellent chance of cure at early stage, advanced disease is marked by burdensome, debilating tumors and a fatal outcome despite the use of very aggressive and often poorly-tolerated therapy.

About Ad-IFNγ :

Ad-IFNγ uses an improved version of Transgene’s adenovirus vector carrying the interferon gamma gene.

Transgene initiated a Phase I clinical trial as a standard dose-escalation in nine patients with advanced primary cutaneous T-cell lymphomas or multilesional cutaneous B-cell lymphomas, which trial has been extended as a Phase I/II trial targeting a larger patient population in different cutaneous lymphomas subtypes, with the possibility for multi-tumor injections.

The results from 13 patients were presented on June 7, 2003 at the 6th Annual Meeting of the American Society of Gene Therapy in Washington D.C. and on July 14, 2003 at the Annual Meeting of the American Association for Cancer Research in Washington, D.C. These results demonstrated :

•                  good tolerance of Ad-IFNγ up to the highest dose level (3.1011 viral particles);

•                  clinical responses observed both locally and at distant sites, leading to an overall response rate of 60% (four complete and two partial responses out of ten evaluable patients);

•                  gene transfer and expression of the IFNγ gene on both protein and messenger RNA levels;

•                  up-regulation of the genes involved in immune response.

About Transgene :

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which have completed Phase I clinical trials.  Transgene’s proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding  the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

Société anonyme au capital de 23 008 603 Euros – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tél : + 33-03 88 27 91 00  Fax : +33-03 88 27 91 11